Exhibit 99.3

METALPHA TECHNOLOGY HOLDING LIMITED

An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: MATH)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on March 31, 2025
(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors (the “Board”) of Metalpha Technology Holding Limited (the “Company”) of proxies from the shareholders of the Company to be exercised at the Annual General Meeting of the shareholders (the “AGM”) of the Company to be held at Suite 6703-04 Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China on March 31, 2025 at 11:30 a.m. (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “AGM Notice”).

Only the holders of record of the ordinary shares, par value US$0.0001 per share, of the Company (“Ordinary Shares”) on the Company’s register of members as of 5:00 p.m. on March 7, 2025 (Eastern time) (the “Record Date”) are entitled to receive notice of, attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share shall entitle the holder thereof to one vote. The resolutions put to the vote at the AGM will be decided by poll.

The quorum of the AGM is at least one third of holders of Ordinary Shares in issue and entitled to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative throughout the AGM.

This Form of Proxy is available to shareholders beginning on March 7, 2025. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company by email to info@metalpha.finance as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM, or 11:30 a.m. on March 29, 2025 (Hong Kong time).

METALPHA TECHNOLOGY HOLDING LIMITED
An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: MATH)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held at Suite 6703-04 Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China

on March 31, 2025 at 11:30 a.m. (Hong Kong time)
(or any adjournment(s) or postponement(s) thereof)

I/We                         of                                                                                              , the undersigned, being the registered holder(s) of                             shares, par value US$0.0001 per share, of Metalpha Technology Holding Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 1) or                                  of                                  as my/our proxy to attend and act for me/us at the Annual General Meeting (the “AGM”) (or at any adjournment(s) or postponement(s) thereof), and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

NO.	RESOLUTION	FOR(Note 2)	AGAINST(Note 2)	ABSTAIN(Note 2)
1.	AS AN ORDINARY RESOLUTION Re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the Memorandum and Articles of Association of the Company, as amended from time to time (the “M&A”).
2.	AS AN ORDINARY RESOLUTION Re-elect Ming Ni as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.
3.	AS AN ORDINARY RESOLUTION Re-elect Limin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A
4.	AS AN ORDINARY RESOLUTION Re-elect Jingxin Tian as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.
5.	AS AN ORDINARY RESOLUTION Re-elect Kim Fung Lai as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.

NO.	RESOLUTION	FOR(Note 2)	AGAINST(Note 2)	ABSTAIN(Note 2)
6.	AS AN ORDINARY RESOLUTION Re-elect Sen Lin as a director of the Company to hold office until the election of her successor in office or removal pursuant to the provisions of the M&A.
7.	AS AN ORDINARY RESOLUTION Re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.
8.	AS AN SPECIAL RESOLUTION Amend and restate the M&A by their deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association (the “Amended M&A”) as set forth in Annex A attached to the Notice of the AGM, with effect from the date of these resolutions.

Dated _____________________, 2025	Signature(s)(Note 3)	__________________________

[1]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution. FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS OR HER VOTES AT HIS OR HER DISCRETION.

[3]	This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, must be executed under the hand of an officer or duly authorized attorney to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.